UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40974

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto are the following exhibits.

Exhibit 99.1	Notice of 2022 Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy Card

Exhibit 99.2	Notice of Internet Availability

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: June 21, 2022	By:	/s/ Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer